Exhibit 99.86

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

First Quarter 2011 Results Highlighted by Eyeglasses Growth

Vancouver, British Columbia — March 10, 2011 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX: COA; NASDAQ OMX: COA) the world’s largest online retailer of eyeglasses and contact lenses today announced its financial results for the first fiscal quarter ended January 31, 2011.

In the first fiscal quarter of 2011 the Coastal team shipped 454,000 orders, an increase of 31% over the same period last year. Eyeglasses shipments grew 107% in the first quarter over the same period last year. Coastal shipped approximately 106,000 pairs of eyeglasses or $6.3 million in eyeglasses sales in the period and had a backlog of more than 15,000 orders or an additional $1 million in pending eyeglasses orders at quarter end. Coastal’s core contact lens business remained consistent and grew 7% year over year.

Sales for the first fiscal quarter increased 13% and set a quarterly record of $40.6 million compared to $35.9 million in 2010. Exclusive of foreign exchange fluctuations sales grew 16% during the quarter compared to the same period in 2010. First quarter 2011 gross margins were 28% which is consistent with the same period in the prior year. Adjusted EBITDA for the fiscal quarter was $0.3 million compared with $1.7 million during the same period in 2010. Net loss for the first fiscal quarter was $2.4 million or $0.04 per share compared to net earnings of $0.7 million or $0.01 per share in the first quarter of fiscal 2010. Coastal incurred a one time charge of $2.3 million in the first fiscal quarter of 2011 relating to costs associated with management changes in its European operations.

Mr. Roger Hardy, Coastal’s Founder and CEO, commented, “Thanks to our customers it was a healthy first quarter in our seasonally weakest period. We had a very strong January that included sales of more than $15.3 million and a one week period that generated $1.6 million in eyeglasses orders. Coastal added 73,311 new eyeglasses customers to our growing database of online eyeglasses purchasers. Overall it’s a strong start to the year.

Our value proposition combining savings, quality and outstanding customer service is clearly resonating with consumers.

During the first quarter of 2011 we invested approximately $4 million in the eyeglasses opportunity on related capital expenditures, eyeglasses advertising and personnel to support the business. It is an exciting time at Coastal.”

Coastal noted the following highlights:

•                  Sales in the first fiscal quarter of 2011 set a record of $40.6 million as compared to $35.9 million in the first quarter of the previous fiscal year. Sales increased 16% excluding the impact of foreign exchange rate fluctuations.

•                  More than 454,000 orders were shipped during the first fiscal quarter of 2011, an increase of 31% over the same period in 2010.

•                  $11.7 million in cash and cash equivalents at January 31, 2011.

•                  Coastal acquired 73,311 new eyeglasses customers in the first fiscal quarter of 2011.

•                  Eyeglasses sales grew to $6.3 million in the first fiscal quarter of 2011, an increase of 64% over the same period last year.

•                  Eyeglasses sales grew 68% in the United States while the number of eyeglasses units sold grew by 275% when compared with the same period last year.

•                  Eyeglasses sales in Canada grew 59% when compared with the same period last year.

•                  Shipped approximately 106,000 pairs of eyeglasses in the quarter.

•                  Sales in Canada grew 40% in the first quarter of 2011 as compared to the same period of last fiscal year.

•                  Sales in Sweden grew 13% in the first quarter of 2011 as compared to the same period of the last fiscal year

•                  As at March 10, 2011 Coastal now has approximately 300,000 Facebook™ fans in multiple markets around the world.

•                  On March 1st Coastal set of record of 284 glasses in one minute, 680 glasses in three minutes and 3,987 eyeglasses orders an hour during a specific promotion. Order volume peaked at 17 orders a second during that period. The previous record was 2,467 eyeglasses orders an hour.

•                  Launched Splash™ contact lenses, Coastal’s private label brand to address growing consumer demand for a value based product offering.

Coastal will host a conference call to review the financial results and operations on Thursday, March 10, 2011 at 1:30pm PT. Participating in the call will be Roger Hardy, Founder and CEO and Glen Kayll, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255
Sweden	46 8 5250 3436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

North American Toll Free	1-800-937-6305
Passcode	342176

Coastal’s risks and uncertainties are discussed in detail in the Company’s Annual Information Form dated January 28, 2011, which is also available on SEDAR at www.sedar.com.

Adjusted EBITDA and orders generated as referenced in this news release are non-GAAP financial measures. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, share based compensation expense, management change costs and unrealized foreign exchange gains and losses. See “Supplemental Non-GAAP Measures” herein.

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our unaudited consolidated financial statements for the first fiscal quarter ended January 31st, 2011 and accompanying notes and Management’s Discussion and Analysis which will be available on SEDAR at www.sedar.com.

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

(CAD $000’s)

As at January 31	2011	2010

ASSETS
Current
Cash and cash equivalents	$11,722	$18,266
Accounts receivable	8,990	8,866
Inventory	21,362	17,536
Other current assets	5,840	3,410
	47,914	48,078

Property, equipment and leasehold improvements	6,094	5,558
Intangibles and Goodwill	16,875	16,623
	$70,883	$70,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$27,415	$27,012
Other current liabilities	1,092	943
	28,507	27,955

Capital lease obligation	3,139	2,508
Long-term debt	1,500	—
Other liabilities	713	425
Future income tax	3,416	3,359
	37,275	34,247

SHAREHOLDERS’ EQUITY
Shareholders’ equity	33,608	36,012
	$70,883	$70,259

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(CAD $000’s)

Three months ended January 31	2011	2010

Sales	$40,612	$35,908
Cost of sales	29,106	25,597
Gross profit	11,506	10,311

Advertising	5,556	3,991
Selling, general and administration	8,005	4,642
Amortization	624	681
Share-based compensation	224	220
Interest expense	61	14
Foreign exchange (gain) loss	157	(18)
Earnings (loss) before income taxes	(3,121)	781
Income tax expense (recovery)	(692)	31
Net earnings (loss)	(2,429)	750

Basic net earnings (loss) per share	$(0.04)	$0.01
Diluted net earnings (loss) per share	$(0.04)	$0.01

Supplemental Non-GAAP Measures

We report our results in accordance with Canadian GAAP, however, we present orders generated and Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Orders generated is a non-GAAP measure defined as orders placed by customers in the time period referenced through our websites or our call centers. The nearest GAAP measure, sales, differs from orders generated in that sales reflect orders that have shipped, net of cancellations, returns and exchanges.

Orders generated and Adjusted EBITDA are non-GAAP measures that do not have standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Both measures should be considered in addition to, and not as a substitute for, sales, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization and share-based compensation expense, unrealized foreign exchange gains or losses and management change costs.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended January 31,
($000’s)	2011	2010

Net earnings (loss)	$(2,429)	$750
Amortization	624	681
Interest expense, net	61	14
Income tax expense (recovery)	(692)	31
Share-based compensation	224	220
Foreign exchange (gain) loss	157	(18)
Management change cost	2,335	—
Adjusted EBITDA	$280	$1,678

Additional information relating to Coastal, including Coastal’s most recently filed annual information form, dated January 28, 2011, can be found on SEDAR at www.sedar.com.

About Coastal Contacts:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of contact lenses and eyeglasses. Coastal’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store”.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” ‘healthy”, “strong”, “resonating”, “exciting” and similar expressions typically are used to identify forward-looking statements. Examples of such forward looking statements within this news release include statements relating to anticipated expenses relating to the Company’s perception of the industries and markets it operates in.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal’s business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements contained in this news release include, among others, that Coastal will maintain its competitive position in the industries and markets it operates in and expand into other markets in a favorable manner.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that Coastal’s actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to, changes in the market, potential downturn in economic conditions and other risks detailed in Coastal’s filings with Canadian and Swedish securities regulatory authorities. Reference should also be made to the section entitled “Risk Factors” contained in Coastal’s most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to Coastal’s business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and Coastal expressly disclaims any intent or obligation to update these forward-looking statements, unless it specifically state otherwise and except as required by applicable law.